July 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Attn:	Babette Cooper
Jennifer Monick

	RE:	Bally’s Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed May 5, 2022
File No. 001-38850

Ms. Cooper and Ms. Monick:

Bally’s Corporation (“Bally’s”) acknowledges receipt of the letter from the Staff of the U.S. Securities and Exchange Commission, dated July 11, 2022 (the “Comment Letter”), with respect to Bally’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

The Staff has requested that Bally’s respond to the Comment Letter within ten business days or advise the Staff of when Bally’s will provide a response. Bally’s hereby requests an extension of the period of time in which Bally’s has to respond to the Comment Letter. Bally’s expects to respond to the Comment Letter on or before August 12, 2022 and requests an extension to such date.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (401) 475-8476.

Very truly yours,
/s/ Robert Lavan
Robert Lavan
Executive Vice President & Chief Financial Officer